# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AerSale Corporation, CIK 0001754170
CUSIP: 00810F106
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 9850 NW 41st Street, Suite 400, Doral, Florida (FL), 33178
Date of event which requires filing of this statement: 03/14/2025
Amends the filing with accession number 0001193125-23-298710
Filed by CIK 0001843288
Persons authorized to receive notices and communications: Candice Choh, Melanie E. Neary, Gibson, Dunn & Crutcher LLP, 333 South Grand Avenue, Los Angeles, California (CA), 90071-3197, (213) 229-7000

## Reporting persons
- Green Equity Investors CF, L.P. (CIK 0001843288): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 3,141,250; sole dispositive power 0; shared dispositive power 3,141,250; aggregate amount beneficially owned 3,141,250 (5.9% of the class)
- Green Equity Investors Side CF, L.P. (CIK 0001843291): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 3,141,250; sole dispositive power 0; shared dispositive power 3,141,250; aggregate amount beneficially owned 3,141,250 (5.9% of the class)
- LGP Associates CF LLC (CIK 0001850867): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 3,141,250; sole dispositive power 0; shared dispositive power 3,141,250; aggregate amount beneficially owned 3,141,250 (5.9% of the class)
- GEI Capital CF, LLC (CIK 0001856889): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,141,250; sole dispositive power 0; shared dispositive power 3,141,250; aggregate amount beneficially owned 3,141,250 (5.9% of the class)
- Leonard Green & Partners, L.P. (CIK 0001175523): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,141,250; sole dispositive power 0; shared dispositive power 3,141,250; aggregate amount beneficially owned 3,141,250 (5.9% of the class)
- LGP Management, Inc. (CIK 0001175525): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,141,250; sole dispositive power 0; shared dispositive power 3,141,250; aggregate amount beneficially owned 3,141,250 (5.9% of the class)
- Peridot Coinvest Manager LLC (CIK 0001632725): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,141,250; sole dispositive power 0; shared dispositive power 3,141,250; aggregate amount beneficially owned 3,141,250 (5.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: AerSale Corporation
Address of issuer's principal executive offices: 9850 NW 41st Street, Suite 400, Doral, Florida (FL), 33178
Comment: This Amendment No. 8 to Schedule 13D relates to shares of Common Stock, par value $0.0001 per share (the "Common Stock"), of AerSale Corporation, a Delaware corporation (the "Issuer") and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 3, 2020, as amended by Amendment No. 1 to Schedule 13D, filed with the SEC on April 2, 2021, Amendment No. 2 to Schedule 13D, filed with the SEC on April 20, 2021, Amendment No. 3 to Schedule 13D filed with the SEC on October 26, 2021, Amendment No. 4 to Schedule 13D filed with the SEC on August 23, 2022, Amendment No. 5 to Schedule 13D filed with the SEC on November 22, 2022, Amendment No. 6 to Schedule 13D filed with the SEC on June 2, 2023, and Amendment No. 7 to Schedule 13D filed with the SEC on December 19, 2023 (collectively, the "Schedule 13D"). This Amendment No. 8 is being filed to amend and supplement the Schedule 13D to reflect the sale by Green Equity Investors CF, L.P. ("GEI CF"), Green Equity Investors Side CF, L.P. ("GEI Side CF"), and LGP Associates CF LLC ("Associates CF") of 6,428,571 shares of Common Stock. Capitalized terms used by not defined herein have the meaning given to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
The disclosure provided in Item 2 of the Schedule 13D is updated to include the following additional disclosure.

(a) As of the date of this statement, (i) GEI CF is the record owner of 2,314,666 shares of Common Stock, (ii) GEI Side CF is the record owner of 826,127 shares of Common Stock, and (iii) Associates CF is the record owner of 457 shares of Common Stock.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The disclosure provided in Item 3 of the Schedule 13D is updated to include the following disclosure.
As of the date of this statement, GEI CF held 2,314,666 shares of Common Stock, GEI Side CF held 826,127 shares of Common Stock, and Associates CF held 457 shares of Common Stock, representing an aggregate of 3,141,250 shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure provided in Item 4 of the Schedule 13D is updated to include the following disclosure.
On March 14, 2025, GEI CF, GEI Side CF and Associates CF agreed to sell to the Issuer an aggregate of 6,427,635 shares of Common Stock, at a price of $7.00 per share. The sale of shares of Common Stock to the Issuer closed on March 18, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in Item 2 and the cover page of this Schedule 13D is hereby incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 2 and the cover page of this Schedule 13D is hereby incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Except as reported herein, the Reporting Persons have not effected any transactions with respect to shares of Common Stock in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Green Equity Investors CF, L.P.: /s/ Andrew C. Goldberg, Andrew C. Goldberg, Senior Vice President, General Counsel and Secretary of GEI Capital CF, LLC, its General Partner (03/18/2025)
- Green Equity Investors Side CF, L.P.: /s/ Andrew C. Goldberg, Andrew C. Goldberg, Senior Vice President, General Counsel and Secretary of GEI Capital CF, LLC, its General Partner (03/18/2025)
- LGP Associates CF LLC: /s/ Andrew C. Goldberg, Andrew C. Goldberg, Senior Vice President, General Counsel and Secretary of Peridot Coinvest Manager LLC, its Manager (03/18/2025)
- GEI Capital CF, LLC: /s/ Andrew C. Goldberg, Andrew C. Goldberg, Senior Vice President, General Counsel and Secretary (03/18/2025)
- Leonard Green & Partners, L.P.: /s/ Andrew C. Goldberg, Andrew C. Goldberg, Senior Vice President, General Counsel and Secretary of LGP Management, Inc., its General Partner (03/18/2025)
- LGP Management, Inc.: /s/ Andrew C. Goldberg, Andrew C. Goldberg, Senior Vice President, General Counsel and Secretary (03/18/2025)
- Peridot Coinvest Manager LLC: /s/ Andrew C. Goldberg, Andrew C. Goldberg, Senior Vice President, General Counsel and Secretary (03/18/2025)